                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

  X    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
-----  1934 (FEE REQUIRED)

                  For the Fiscal Year ending December 31, 2001

                                       OR

       TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ----- ACT OF 1934 (NO FEE REQUIRED)


                         Commission File Number 0-22650

              PETROCORP INCORPORATED 401(k) RETIREMENT SAVINGS PLAN
                            (Full title of the plan)



                             PETROCORP INCORPORATED
                             6733 South Yale Avenue
                              Tulsa, Oklahoma 74136
   (Name of Issuer of the Securities Held Pursuant to the Plan and Address of
                          Principal Executive Offices)


       Registrant's Telephone Number, Including Area Code: (918) 491-4500

                             PETROCORP INCORPORATED
                         401(k) RETIREMENT SAVINGS PLAN



                               TABLE OF CONTENTS
                               -----------------




                                                                                      PAGE NO.
                                                                                      --------

REPORT OF INDEPENDENT ACCOUNTANTS (Not required -- see Note 2.)


FINANCIAL STATEMENTS:

Statement of Net Assets Available for Benefits with Fund Information as of
 December 31, 2001 and 2000                                                              2

Statement of Changes in Net Assets Available for Benefits with Fund Information
 for the years ended December 31, 2001 and 2000                                          3

Notes to Financial Statements                                                            4


SUPPLEMENTAL SCHEDULES:

Item 27a - Schedule of Assets Held for Investment (Not required -- see Note 2.)

Item 27d - Schedule of Reportable Transactions (Not required -- see Note 2.)


SIGNATURES                                                                              10


PetroCorp Incorporated 401(k) Retirement Savings Plan
Statement of Net Assets Available for Benefits with Fund Information
(Unaudited)

                                                                                 December 31, 2001
                                              --------------------------------------------------------------------------------------

                                                                                     Assets
                                              --------------------------------------------------------------------------------------

                                                              Investments, at fair value
                                              -------------------------------------------------------------        Guaranteed
                                               Pooled                           Participant                        investment
                                              separate          Common             notes                          contract, at
                                              accounts          stock           receivable            Total       contract value
                                              --------          -----           ----------            -----       --------------
Principal Investments:
     Guaranteed Interest Accounts           $     --          $     --          $     --          $     --          $   16,565
     Money Market Account                        7,427              --                --               7,427              --
     Government Securities Account             125,296              --                --             125,296              --
     Bond & Mortgage Account                    38,785              --                --              38,785              --
     Bond Emphasis Balanced Account              3,208              --                --               3,208              --
     Stock Emphasis Balanced Account            53,225              --                --              53,225              --
     Stock Index 500 Account                   123,291              --                --             123,291              --
     Large Company Blend Account               189,629              --                --             189,629              --
     Medium Company Value Account               77,808              --                --              77,808              --
     Small Company Blend Account               216,007              --                --             216,007              --
     Medium Company Blend Account               90,482              --                --              90,482              --
     International Stock Account                70,616              --                --              70,616              --
     Real Estate Account                         2,302              --                --               2,302              --
Company Stock                                     --              28,613              --              28,613              --
Participant Notes                                 --                --                --                --                --
                                            ----------        ----------        ----------        ----------        ----------
                                            $  998,076        $   28,613        $     --          $1,026,689        $   16,565
                                            ==========        ==========        ==========        ==========        ==========



                                                                        December 31, 2001
                                                ---------------------------------------------------------------
                                                        Assets
                                                -----------------------
                                                                                                    Net assets
                                                                                                  available for
                                               Cash               Total         Liabilities         benefits
                                               ----               -----         -----------         --------
Principal Investments:
     Guaranteed Interest Accounts           $     --          $   16,565        $     --          $   16,565
     Money Market Account                         --               7,427              --               7,427
     Government Securities Account                --             125,296              --             125,296
     Bond & Mortgage Account                      --              38,785              --              38,785
     Bond Emphasis Balanced Account               --               3,208              --               3,208
     Stock Emphasis Balanced Account              --              53,225              --              53,225
     Stock Index 500 Account                      --             123,291              --             123,291
     Large Company Blend Account                  --             189,629              --             189,629
     Medium Company Value Account                 --              77,808              --              77,808
     Small Company Blend Account                  --             216,007              --             216,007
     Medium Company Blend Account                 --              90,482              --              90,482
     International Stock Account                  --              70,616              --              70,616
     Real Estate Account                          --               2,302              --               2,302
Company Stock                                     --              28,613              --              28,613
Participant Notes                                 --                --                --                --
                                            ----------        ----------        ----------        ----------
                                            $     --          $1,043,254        $     --          $1,043,254
                                            ==========        ==========        ==========        ==========




                                                                                 December 31, 2000
                                              --------------------------------------------------------------------------------------

                                                                                     Assets
                                              --------------------------------------------------------------------------------------

                                                              Investments, at fair value
                                              -------------------------------------------------------------        Guaranteed
                                               Pooled                           Participant                        investment
                                              separate          Common             notes                          contract, at
                                              accounts          stock           receivable            Total       contract value
                                              --------          -----           ----------            -----       --------------
Principal Investments:
     Guaranteed Interest Accounts           $     --          $   --            $     --          $     --          $   26,361
     Money Market Account                       33,346            --                  --              33,346              --
     Government Securities Account             132,014            --                  --             132,014              --
     Bond & Mortgage Account                    39,560            --                  --              39,560              --
     Bond Emphasis Balanced Account              8,465            --                  --               8,465              --
     Stock Emphasis Balanced Account            72,988            --                  --              72,988              --
     Stock Index 500 Account                   362,561            --                  --             362,561              --
     U.S. Stock Account                        235,195            --                  --             235,195              --
     Medium Company Value Account               95,383            --                  --              95,383              --
     Small Company Blend Account               231,213            --                  --             231,213              --
     Medium Company Blend Account              124,743            --                  --             124,743              --
     International Stock Account               106,999            --                  --             106,999              --
     Real Estate Account                         2,866            --                  --               2,866              --
Company Stock                                     --            51,884                --              51,884              --
Participant Notes                                 --              --                  --                --                --
                                            ----------        --------          ----------        ----------        ----------
                                            $1,445,333        $ 51,884          $     --          $1,497,217        $   26,361
                                            ==========        ========          ==========        ==========        ==========




                                                                        December 31, 2000
                                                ---------------------------------------------------------------
                                                        Assets
                                                -----------------------
                                                                                                    Net assets
                                                                                                  available for
                                               Cash               Total         Liabilities         benefits
                                               ----               -----         -----------         --------
Principal Investments:
     Guaranteed Interest Accounts           $     --          $   26,361        $     --          $   26,361
     Money Market Account                         --              33,346              --              33,346
     Government Securities Account                --             132,014              --             132,014
     Bond & Mortgage Account                      --              39,560              --              39,560
     Bond Emphasis Balanced Account               --               8,465              --               8,465
     Stock Emphasis Balanced Account              --              72,988              --              72,988
     Stock Index 500 Account                      --             362,561              --             362,561
     U.S. Stock Account                           --             235,195              --             235,195
     Medium Company Value Account                 --              95,383              --              95,383
     Small Company Blend Account                  --             231,213              --             231,213
     Medium Company Blend Account                 --             124,743              --             124,743
     International Stock Account                  --             106,999              --             106,999
     Real Estate Account                          --               2,866              --               2,866
Company Stock                                     --              51,884              --              51,884
Participant Notes                                 --                --                --                --
                                            --------          ----------        ----------        ----------
                                            $     --          $1,523,578        $     --          $1,523,578
                                            ========          ==========        ==========        ==========


The accompanying notes are an integral part of these financial statements.

PetroCorp Incorporated 401(k) Retirement Savings Plan
Statement of Changes in Net Assets Available for Benefits with Fund Information (Unaudited)

                                                                 Year ended December 31, 2001
                                       --------------------------------------------------------------------------------------
                                                                          Additions
                                       --------------------------------------------------------------------------------------
                                             Investment income
                                       ----------------------------------
                                                  Net appreciation
                                                   (depreciation)
                                                  in fair value of                       Contributions
                                                    investments               ---------------------------------        Total
                                       Interest      (Note 3)      Total      Employer    Participants    Total      additions
                                       --------      --------      -----      --------    ------------    -----      ---------
Principal Investments:
     Guaranteed Interest Accounts      $    954      $   --      $    954    $       --     $      --     $   --      $    954
     Money Market Account                  --             740         740            --            --         --           740
     Government Securities Account         --           9,070       9,070            --            --         --         9,070
     Bond & Mortgage Account               --           3,013       3,013            --            --         --         3,013
     Bond Emphasis Balanced Account        --              (4)         (4)           --            --         --            (4)
     Stock Emphasis Balanced Account       --          (4,416)     (4,416)           --            --         --        (4,416)
     Stock Index 500 Account               --         (36,764)    (36,764)           --            --         --       (36,764)
     Large Company Blend Account           --         (40,706)    (40,706)           --            --         --       (40,706)
     Medium Company Value Account          --           2,652       2,652            --            --         --         2,652
     Small Company Blend Account           --           9,185       9,185            --            --         --         9,185
     Medium Company Blend Account          --          (4,007)     (4,007)           --            --         --        (4,007)
     International Stock Account           --         (23,347)    (23,347)           --            --         --       (23,347)
     Real Estate Account                   --             153         153            --            --         --           153
Company Stock                              --          (2,072)     (2,072)           --            --         --        (2,072)
Participant Notes                          --            --          --              --            --         --          --
                                       --------      --------    --------    ------------   -----------   --------    --------
                                       $    954      $(86,503)   $(85,549)   $       --     $      --     $   --      $(85,549)
                                       ========      ========    ========    ============   ===========   ========    ========


                                                                      Year ended December 31, 2001
                                      ----------------------------------------------------------------------------------------------

                                                         (Deductions)
                                      --------------------------------------------------               Net assets at   Net assets at
                                      Participant     Admin.     Interfund       Total    Net increase  beginning of      end of
                                        benefits     expenses    transfers    deductions   (decrease)      year            year
                                        --------     --------    ---------    ----------   ----------      ----            ----
Principal Investments:
     Guaranteed Interest Accounts    $    (9,595)   $ (1,155)   $    --       $ (10,750)   $  (9,796)   $   26,361     $    16,565
     Money Market Account                (25,827)       (832)        --         (26,659)     (25,919)       33,346           7,427
     Government Securities Account       (15,761)        (26)        --         (15,787)      (6,717)      132,013         125,296
     Bond & Mortgage Account              (3,709)        (80)        --          (3,789)        (776)       39,561          38,785
     Bond Emphasis Balanced Account       (5,250)         (3)        --          (5,253)      (5,257)        8,465           3,208
     Stock Emphasis Balanced Account     (16,060)       (170)         882       (15,348)     (19,764)       72,989          53,225
     Stock Index 500 Account            (205,384)       (201)       3,078      (202,507)    (239,271)      362,562         123,291
     Large Company Blend Account          (3,618)     (1,242)        --          (4,860)     (45,566)      235,195         189,629
     Medium Company Value Account        (18,046)        (31)      (2,149)      (20,226)     (17,574)       95,382          77,808
     Small Company Blend Account         (24,132)       (259)        --         (24,391)     (15,206)      231,213         216,007
     Medium Company Blend Account        (28,237)       (206)      (1,811)      (30,254)     (34,261)      124,743          90,482
     International Stock Account         (12,571)       (465)        --         (13,036)     (36,383)      106,999          70,616
     Real Estate Account                    (716)         (1)        --            (717)        (564)        2,866           2,302
Company Stock                            (21,195)         (3)        --         (21,198)     (23,270)       51,883          28,613
Participant Notes                           --          --           --            --           --            --               --
                                     -----------    --------    ---------     ---------    ---------    ----------     -----------
                                     $  (390,101)   $ (4,674)   $    --       $(394,775)   $(480,324)   $1,523,578     $ 1,043,254
                                     ===========    ========    =========     =========    =========    ==========     ===========




                                                                 Year ended December 31, 2000
                                       --------------------------------------------------------------------------------------
                                                                          Additions
                                       --------------------------------------------------------------------------------------
                                             Investment income
                                       ----------------------------------
                                                  Net appreciation
                                                   (depreciation)
                                                  in fair value of                       Contributions
                                                    investments               ---------------------------------        Total
                                       Interest      (Note 3)      Total      Employer    Participants    Total      additions
                                       --------      --------      -----      --------    ------------    -----      ---------
Principal Investments:
     Guaranteed Interest Accounts       $ 3,418    $       -    $    3,418    $   1,307    $   1,937    $  3,244    $   6,662
     Money Market Account                     -        2,673         2,673        2,901        2,901       5,802        8,475
     Government Securities Account            -       13,735        13,735        1,979        4,046       6,025       19,760
     Bond & Mortgage Account                  -        3,158         3,158        2,359        2,809       5,168        8,326
     Bond Emphasis Balanced Account           -          867           867          786          383       1,169        2,036
     Stock Emphasis Balanced Account          -        2,270         2,270          676        3,846       4,522        6,792
     Stock Index 500 Account                  -      (44,105)      (44,105)      10,761       10,841      21,602      (22,503)
     U.S. Stock Account                       -      (20,603)      (20,603)       1,373        1,209       2,582      (18,021)
     Large Company Blend Account              -       (3,988)       (3,988)           -            -           -       (3,988)
     Medium Company Value Account             -        3,017         3,017        2,765        4,822       7,587       10,604
     Small Company Blend Account              -       35,583        35,583        1,534        4,057       5,591       41,174
     Medium Company Blend Account             -       17,560        17,560        4,441        5,510       9,951       27,511
     International Stock Account              -      (10,688)      (10,688)       5,406        3,742       9,148       (1,540)
     Real Estate Account                      -          335           335            -            -           -          335
Company Stock                                 -       37,603        37,603        6,505        5,981      12,486       50,089
Participant Notes                             -            -             -            -            -           -            -
                                        --------   ----------   -----------   ----------   ----------   ---------   ----------
                                        $ 3,418    $  37,417    $   40,835    $  42,793    $  52,084    $ 94,877    $ 135,712
                                        ========   ==========   ===========   ==========   ==========   =========   ==========


                                                                     Year ended December 31, 2000
                                      ----------------------------------------------------------------------------------------------

                                                         (Deductions)
                                      --------------------------------------------------               Net assets at   Net assets at
                                      Participant     Admin.     Interfund       Total    Net increase  beginning of      end of
                                        benefits     expenses    transfers    deductions   (decrease)      year            year
                                        --------     --------    ---------    ----------   ----------      ----            ----
Principal Investments:
     Guaranteed Interest Accounts    $   (71,993)    $   (37)   $ (15,817)   $   (87,847) $  (81,185)   $   107,546    $   26,361
     Money Market Account                (95,235)        (22)     (95,380)      (190,637)   (182,162)       215,508        33,346
     Government Securities Account       (21,580)        (29)     (63,062)       (84,671)    (64,911)       196,924       132,013
     Bond & Mortgage Account             (16,611)        (15)     (14,262)       (30,888)    (22,562)        62,123        39,561
     Bond Emphasis Balanced Account      (14,938)         (5)           -        (14,943)    (12,907)        21,372         8,465
     Stock Emphasis Balanced Account     (78,584)        (40)      17,271        (61,353)    (54,561)       127,550        72,989
     Stock Index 500 Account            (199,843)       (132)      89,836       (110,139)   (132,642)       495,204       362,562
     U.S. Stock Account                  (31,967)        (39)     242,577)      (274,583)   (292,604)       292,603            (1)
     Large Company Blend Account               -         (11)     239,194        239,183     235,195              -       235,195
     Medium Company Value Account        (59,627)        (34)      10,948        (48,712)    (38,108)       133,491        95,383
     Small Company Blend Account        (131,451)        (89)      55,666        (75,874)    (34,700)       265,913       231,213
     Medium Company Blend Account       (103,430)        (47)      45,228        (58,249)    (30,738)       155,481       124,743
     International Stock Account        (145,021)        (62)      53,517        (91,566)    (93,106)       200,105       106,999
     Real Estate Account                  (2,064)         (1)           -         (2,065)     (1,730)         4,596         2,866
Company Stock                            (21,320)          -      (74,996)       (96,316)    (46,227)        98,110        51,883
Participant Notes                        (16,693)          -       (5,566)       (22,259)    (22,259)        22,259             -
                                     ------------    --------   ----------   ------------ -----------   ------------   -----------
                                     $(1,010,357)    $  (563)   $       1    $(1,010,919) $ (875,207)   $ 2,398,785    $1,523,578
                                     ============    ========   ==========   ============ ===========   ============   ===========

              PETROCORP INCORPORATED 401(k) RETIREMENT SAVINGS PLAN
                         NOTES TO FINANCIAL STATEMENTS
                                  (unaudited)


NOTE 1 - DESCRIPTION OF PLAN:

The following description of the PetroCorp Incorporated 401(k) Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.


General

The Plan is a defined contribution 401(k) retirement savings plan, adopted January 1, 1993. Employees of PetroCorp Incorporated (the Company) become eligible to participate in the Plan after six months of service with the Company. The entry date for each employee is the first day of the month following the sixth month of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

All Plan contributions are invested in separate pooled accounts under an annuity contract with Principal Mutual Life Insurance Company (Principal) or in common stock of the Company.


Contributions

Participants may contribute to the Plan subject to certain Internal Revenue Code limitations. The Company may match up to 100 percent of each participant's contributions not to exceed six (6) percent of each participant's annual compensation. Additionally, the Company may make discretionary contributions on behalf of the participants. In any event, total contributions by the participant and the Company may not exceed 20 percent of the participant's annual compensation. During 2001 and 2000, each participant could contribute up to 14 percent of his annual compensation with the Company matching up to six (6) percent, except in certain cases subject to Internal Revenue Code limitations.

The Plan also allows participants to "rollover" contributions that have been made to other qualified plans.


Participant accounts

Each participant's account is credited with the participant's contributions, the Company's contributions and a pro rata share of the earnings of each fund in which the participant has invested. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.


Vesting

Participants are fully vested at all times in their individual contributions and "rollover" contributions plus actual earnings thereon.

Vesting in employer contributions and related earnings is based on the participant's employment commencement date and years of continuous service. Participant's whose employment commencement date occurred before January 1, 1994 are 100% vested. Participant's whose employment commencement date occurred on or after January 1, 1994 are vested as follows:


          Vesting Service                             Vesting
           (whole years)                            Percentage
           -------------                            ----------

          Less than 1 year                              0%
             1 year                                    25%
             2 years                                   50%
             3 years                                   75%
          4 or more years                             100%

In addition, participants also become fully vested in their employer contributions and related earnings upon retirement, at or after age 65, or upon death or total disability of the participant.


Investment options

Effective January 1, 1994, upon enrollment in the Plan, a participant may direct contributions in any of fourteen investment options as follows:

     Guaranteed Interest Account - Funds are invested in a guaranteed investment contract (GIC) with Principal.

     Money Market Account - This is a separate pooled account with Principal in which the funds are invested in high quality commercial paper with average maturities kept under 30 days to ensure current money market rates.

     Government Securities Account - This is a separate pooled account with Principal in which the funds are invested primarily in very high quality government mortgage-backed securities.

     Bond & Mortgage Account - This is a separate pooled account with Principal in which the funds are invested in investment grade private placement bonds, commercial mortgages, public corporate bonds and mortgage-backed securities, all generally mature within five to 10 years.

     Bond Emphasis Balanced Account - This is a separate pooled account with Principal in which funds are invested in many asset classes, but emphasizes fixed income. This account invests 50 to 100 percent of the funds in Principal fixed-income separate pooled accounts, with the remainder in Principal equity separate pooled accounts.

     Stock Emphasis Balanced Account - This is a separate pooled account with Principal in which funds are invested in many asset classes, but emphasizes equities. This account invests 50 to 100 percent of the funds in Principal equity separate pooled accounts, with the remainder in Principal fixed-income separate pooled accounts.

     Stock Index 500 Account - This is a separate pooled account with Principal in which the funds are invested in the same stocks and in the same proportions as those stocks included in the Standard & Poor's 500 Stock Index.

     Large Company Blend Account - This is a separate pooled account with Principal in which funds are invested in stocks of very large established companies.

     Medium Company Value Account - This is a separate pooled account with Principal in which the funds are invested in primarily income-producing common stocks that are under-valued in the marketplace according to traditional measures of value.

     Small Company Blend Account - This is a separate pooled account with Principal in which funds are invested in stocks of smaller, fast-growing companies.

     Medium Company Blend Account - This is a separate pooled account with Principal in which funds are invested in stocks of large, established companies whose earnings are expected to grow faster than the average company.

     International Stock Account - This is a separate pooled account with Principal in which the funds are invested in stocks of non-U.S. companies located primarily in Europe and Southeast Asia.

     Real Estate Account - This is a separate pooled account with Principal in which the funds are invested in equity investments in modern, developed, income- producing warehouses, office buildings and retail centers in major U.S. metropolitan areas. Earnings consist of property value changes and net rental income.

     Company Stock - Funds are invested in the common stock of the Company.


Payment of benefits

Distribution of the participant's entire account balance becomes due and payable upon retirement, at or after age 65, or upon death or total disability of the participant. Such account balances may be distributed either in a lump-sum distribution or in installments, as described in the Plan agreement. Upon termination of employment, a participant may elect to receive a lump-sum distribution equal to the vested balance of the participant's account or continue to participate in the Plan investments. If the vested balance is less than $3,500, payment is made as soon as administratively practicable after termination. Additionally, participants may make hardship withdrawals from their individual contribution accounts at specified times during the Plan year, subject to certain restrictions.


Participants' notes receivable

Under the terms of the Plan, with certain restrictions, participants may borrow from their accounts a minimum of $1,000 up to a maximum of the lessor of $50,000 or 50 percent of their vested account balances. A loan is secured by the vested balance in the participant's account and bears interest at the prime interest rate plus two (2) percent. No loans were made in 2001 or 2000.

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES:

Under the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA, the Plan files Form 5500-C/R which is required for employee benefit plans with fewer than 100 participants. Employee benefit plans with 100 or more participants are required to file Form 5500. Those plans filing Form 5500 are required to prepare audited financial statements as well as all applicable schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA. Such requirements are not mandated for those plans filing Form 5500-C/R. Accordingly, the attached financial statements are unaudited and the above mentioned schedules are not presented.


Method of accounting

The Plan's financial statements are prepared on the accrual basis of accounting.


Investments

Plan investments, other than the GIC's, are stated at fair value. The Company stock is valued at its quoted market price. Separate pooled accounts are valued at net asset value representing the value at which units of the account may be purchased or redeemed.

The Plan's GIC's are valued at contract value. Contract value represents contributions made under the contract plus interest at the guaranteed rate.


Contributions

Participant contributions are recorded in the period during which the Company makes payroll deductions from the Plan participants' earnings. Matching Company contributions are recorded in the same period.

NOTE 3 - INVESTMENTS:

Individual investments representing five (5) percent or more of the Plan's net assets are as follows:

                                                                                             December 31,
                                                                                     ------------------------------
                                                                                       2001                 2000
                                                                                      ------               ------
INVESTMENTS AT FAIR VALUE AS DETERMINED BY QUOTED
 MARKET PRICE:
     Pooled separate accounts:
          Principal:
               Government Securities Account                                         $125,296              $132,014
               Stock Emphasis Balanced                                                 53,225                     -
               Stock Index 500 Account                                                123,291               362,561
               Large Company Blend Account                                            189,629               235,195
               Medium Company Value Account                                            77,808                95,383
               Small Company Blend Account                                            216,007               231,213
               Medium Company Blend Account                                            90,482               124,743
               International Stock Account                                             70,616               106,999

     Company Stock:
          PetroCorp Incorporated Common Shares                                       $      -*             $      -*

INVESTMENTS AT CONTRACT VALUE:
     Guaranteed Investment Contract with Principal                                   $      -*             $      -*

* less than five (5) percent

The net realized and unrealized appreciation (depreciation) in fair value of investments included in the statements of changes in net assets available for Plan benefits were $(86,503) and $37,417 for the years ended December 31, 2001 and 2000, respectively, and consisted of the following:

                                                                                             December 31,
                                                                                     ------------------------------
                                                                                       2001                 2000
                                                                                      ------               ------
 NET APPRECIATION (DEPRECIATION) IN INVESTMENTS AT FAIR VALUE AS DETERMINED
 BY QUOTED MARKET PRICE:
  Pooled separate accounts:
     Principal:
       Money Market Account                                                           $    740           $  2,673
       Government Securities Account                                                     9,070             13,735
       Bond & Mortgage Account                                                           3,013              3,158
       Bond Emphasis Balanced Account                                                       (4)               867
       Stock Emphasis Balanced Account                                                  (4,416)             2,270
       Stock Index 500 Account                                                         (36,764)           (44,105)
       U.S. Stock Account                                                                    -            (20,603)
       Large Company Blend Account                                                     (40,706)            (3,968)
       Medium Company Value Account                                                      2,652              3,017
       Small Company Blend Account                                                       9,185             35,583
       Medium Company Blend Account                                                     (4,007)            17,560
       International Stock Account                                                     (23,347)           (10,688)
       Real Estate Account                                                                 153                335
  Company Stock                                                                         (2,072)            37,603
                                                                                      --------           --------
                                                                                      $(86,503)          $ 37,417
                                                                                      ========           ========

NOTE 4 - GUARANTEED INVESTMENT CONTRACTS:

The Plan entered into five-year GIC's with Principal in each of the last five years. The GIC's provide for guaranteed returns ranging from 4.8% to 6.4% on contributions invested over the five-year terms of the contracts. The GIC's are included in the financial statements at contract value as reported to the Plan by Principal.


NOTE 5 - PLAN TERMINATION:

The Company plans to terminate the Plan in 2002, subject to the provisions of ERISA. At the time of Plan termination, participants will become fully vested in their accounts. During the winding up phase, anticipated to be 12 months, Plan assets will be distributed to participants at their election.


NOTE 6 - INCOME TAX STATUS OF PLAN:

The Company had requested the Internal Revenue Service to determine and inform the Company that the Plan is designed in accordance with applicable sections of the Internal Revenue Code. On December 14, 1995, the Internal Revenue Service notified the Company that they had made a favorable determination on the Plan.

                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.



                              PETROCORP INCORPORATED 401(k) RETIREMENT

                              SAVINGS PLAN




Date:     June 12, 2002                 By:       /s/ Steven R. Berlin
       -------------------                  ------------------------------------
                                                      Steven R. Berlin
                                            Chief Financial Officer of PetroCorp
                                            Incorporated and Trustee